UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 18)*

                       Boulder Growth & Income Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    101507101
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 442-2156
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 January 4, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

--------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 101507101
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Ernest Horejsi Trust No. 1B

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2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (A)
   (B)
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3. SEC Use Only

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4. Source of Funds (See Instructions) WC OO

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
or 2(e)

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6. Citizenship or Place of Organization Alaska

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Number of                  7.       Sole Voting Power         2,511,100
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shares Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,511,100
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     2,511,100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)            22.17%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

   Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)
--------------------------------------------------------------------------------

3. SEC Use Only

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4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shares Voting Power       0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power  0
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person             0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

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13. Percent of Class Represented by Amount in Row (11)            0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions) IN

                  Amendment No. 18 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $0.01 par value per share (the "Shares"), of Boulder Growth & Income Fund, Inc., formerly USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of the Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 3.  Source and Amount of Funds or Other Consideration.

     No change except for the addition of the following:

     The total amount of funds required by the Trust to purchase the 156,500 Shares reported in Item 5(c) was $1,093,905.30. Such Shares were purchased in the open market and effected by the Trust on the New York Stock Exchange. Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under the cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.  Purpose of Transaction.

     No change except for the addition of the following:

     The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.


Item 5.  Interest in Securities of the Issuer.

     No change except for the addition of the following:

     (a) The Trust is the direct beneficial owner of 2,511,100 Shares, or approximately 22.17% of the 11,327,784 Shares outstanding as February 28, 2005 according to information contained in the Company's proxy statement dated March 7, 2005. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

     (c) The table below sets forth Shares purchased by the Trust since December 6, 2005. Such purchases were effected by the Trust on the New York Stock Exchange.




                      Date                   Number of Shares            Purchase Price


                              12/06/05                     10,000                      $7.06

                              12/07/05                      5,000                      $7.05

                              12/07/05                      5,000                      $7.03

                              12/12/05                     16,700                      $6.95

                              12/12/05                      4,000                      $6.96

                              12/14/05                      8,000                      $6.95

                              12/14/05                      1,500                      $6.93

                              12/16/05                     35,000                      $6.94

                              12/16/05                      3,000                      $6.97

                              12/21/05                     10,000                      $6.96

                              12/22/05                      1,200                      $6.97

                              12/27/05                      3,000                      $6.98

                              12/28/05                      1,200                      $6.99

                              12/28/05                      1,700                      $7.01

                              12/29/05                      2,300                      $7.01

                              12/30/05                      1,800                      $7.01

                              01/04/06                     10,000                      $7.04

                              01/04/06                     30,000                      $7.02

                              01/04/06                      1,200                      $7.03

                              01/05/06                      4,100                      $7.03

                              01/05/06                      1,300                      $7.07

                              01/05/06                        500                      $7.05



                                    Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2006


                    /s/ Stewart R. Horejsi
                    ----------------------------------------------------
                    Stewart R. Horejsi



                    /s/ Stephen C. Miller
                    --------------------------------------------

                    Stephen C. Miller, as President of Badlands Trust Company, LLC, trustee of the Ernest Horejsi Trust No. 1B